02060502

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: EnviroMission Limited

*CURRENT ADDRESS: Suite 1, Level 1
114 High Street
Armadale, Victoria 3143
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

FILE NO. 82- 34693 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 12/11/02

82-34693

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238

AUSTRALIAN STOCK EXCHANGE
EVM000078

02 NOV 19 AM 10:12

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Tuesday 12 November, 2002

COMPANY ANNOUNCEMENT

JOINT MEDIA RELEASE
LEIGHTON CONTRACTORS AND ENVIROMISSION
SIGN HEADS OF AGREEMENT

The attached joint media release distributed by Leighton Contractors and EnviroMission Limited was released at 12:00 Monday 11 November.

Details of the media release relate to confirmation of the signing of an Heads of Agreement between Leighton Contractors, EnviroMission Limited and technology provider Energen Global Inc to pursue profitable, large-scale renewable energy power stations for the Australian and International electricity markets.

The two year Heads of Agreement will allow Leighton Contractors to work exclusively with EnviroMission to determine the development viability of the first Solar Tower power station in Australia.

Development of the technology will deliver grid connected renewable energy infrastructure into the energy market in an Australian world first that will be capable of powering up to 200,000 households with clean green power that will abate over 700,000 tonnes of greenhouse gases annually.

Ends

Roger Davey
Chief Executive Officer
Executive Director

media release

Monday 11 November 2002

For Immediate Release

LEIGHTON CONTRACTORS AND ENVIROMISSION SIGN HEADS OF AGREEMENT

Leighton Contractors and EnviroMission today announced that a Heads of Agreement has been signed between the two companies and technology provider Energen Global Inc to pursue profitable, large-scale renewable energy power stations for the Australian and International electricity markets.

The two year Heads of Agreement allows Leighton Contractors to work exclusively with EnviroMission to determine the development viability of the first Solar Tower power station in Australia.

EnviroMission Chief Executive Officer, Roger Davey said, "Our aim is to lead the renewable energy market with new energy technologies that do not consume fuel resources or produce greenhouse gas emissions.

"We are very pleased to be working with Leighton Contractors and taking this important next step to developing Solar Tower electricity projects in Australia," said Roger Davey.

As the exclusive design and construction contractor, Leighton Contractors will undertake a feasibility study and other due diligence activities over the next six months for the first Solar Tower, likely to be located at Buronga in NSW, with a potential value of about $1 billion.

EnviroMission is a renewable energy developer that owns the exclusive licence to innovative Solar Tower power station technology in Australia. Development of the technology will deliver grid connected renewable energy infrastructure into the energy market in an Australian world first that will be capable of powering up to 200,000 households with clean green power that will abate over 700,000 tonnes of greenhouse gases annually.

Energen is a major shareholder of EnviroMission and provided the company with the exclusive licence to German designed Solar Tower technology in Australia.

Leighton Contractors is an Australian market leader in the delivery of complex infrastructure, project development, building, contract mining and construction. The company currently has in excess of $2 billion worth of work in hand and employs over 2,000 people.

End

For further information, please contact:

Kim Forte
Communications Manager
Enviromission Limited
T: (03) 8823 5305, M: 0414 690356
www.enviromission.com.au

Annie Stante
Manager, Corporate Affairs
Leighton Contractors
M: (0413) 316 948
www.leightoncontractors.com.au

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238

AUSTRALIAN STOCK EXCHANGE
EVM000076

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Monday 11 November, 2002

COMPANY ANNOUNCEMENT

LEIGHTON CONTRACTORS, ENVIROMISSION AND ENERGEN GLOBAL INC SIGN HEADS OF AGREEMENT

Leighton Contractors, EnviroMission Limited and technology provider Energen Global Inc have signed an Heads of Agreement to pursue profitable, large-scale renewable energy power stations for the Australian and International electricity markets.

The two year Heads of Agreement allows Leighton Contractors to work exclusively with EnviroMission to determine the development viability of the first Solar Tower power station in Australia.

EnviroMission aims to lead the renewable energy market with new energy technologies that will not consume fuel resources or produce greenhouse gas emissions.

This Heads of Agreement allows EnviroMission to work with Leighton Contractors on the important next step in the development of Solar Tower electricity projects in Australia.

Leighton Contractors is an Australian market leader in the delivery of complex infrastructure, project development, building, contract mining and construction. The company currently has in excess of $2 billion worth of work in hand and employs over 2,000 people.

As the exclusive design and construction contractor, Leighton Contractors will undertake a feasibility study and other due diligence activities over the next six months for the first Solar Tower, likely to be located near Mildura at Buronga in NSW with a potential value of about $1 billion.

Energen is a major shareholder of EnviroMission and provided the company with the exclusive licence to German designed Solar Tower technology in Australia.

EnviroMission owns the exclusive licence to innovative Solar Tower power station technology in Australia.

Development of the technology will deliver grid connected renewable energy infrastructure into the energy market in an Australian world first that will be capable of powering up to 200,000 households with clean green power that will abate over 700,000 tonnes of greenhouse gases annually.

Ends

Roger Davey
Chief Executive Officer
Executive Director

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.admin@enviromission.com.au
ABN: 52 094 963 238

AUSTRALIAN STOCK EXCHANGE
EVM000077

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021

For Immediate Release
Monday 11 November 2002

COMPANY ANNOUNCEMENT

Leighton Contractor's Equity Participation

EnviroMission Limited announce Leighton Contractors Pty Ltd equity position, as per details contained within the Heads of Agreement with EnviroMission Limited and Energen Global Inc (Solar Tower Technology Owner).

Leighton Contractors Pty Ltd will have the right to convert its incurred expenditure of up to A$1 Million from its initial due diligence and consortium establishment costs associated with the development phase, into equity in EnviroMission at 31 cents per ordinary share subject to ASX and shareholder approval if necessary.

Ends.

Roger Davey
Chief Executive Officer

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238

AUSTRALIAN STOCK EXCHANGE
EVM000075

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
IMMEDIATE RELEASE
Monday 28 October, 2002

COMPANY ANNOUNCEMENT

PLACEMENT CONFIRMED

EnviroMission announce in accordance with the Placement announcement of 30 September 2002, to an *'overseas investor group'* the right to purchase 3,000,000 fully paid ordinary shares at 25 cents each to raise $750,000 has been taken up - the shares will be issued within the next 28 days. Funds from this placement will be used for working capital.

In addition, a right has been granted to the group to purchase up to a further 3,000,000 fully paid ordinary shares at 45 cents each or market price (whichever is lower). The right to purchase additional shares expires on April 25, 2003. The [illegible] capital.

Ends

02 NOV 19 AM10:23

Roger Davey
Chief Executive Officer
Executive Director

02 NOV 19 AM 10:23

ENVIROMISSION LIMITED

ACN 094 963 238

NOTICE OF ANNUAL GENERAL MEETING

INCORPORATING

EXPLANATORY MEMORANDUM AND PROXY FORM

Date of Meeting:	Thursday 28 November 2002
Time of Meeting:	2.00pm (EST)
Place of Meeting:	EnviroMission Limited Registered Office Suite 1, Level 1 1121 High Street Armadale VIC 3143

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Members are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

EnviroMission Limited

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting ("Annual General Meeting") of shareholders of EnviroMission Limited ACN 094 963 238 ("Company") will be held at Suite 1, Level 1, 1121 High Street, Armadale, Victoria 3143 on Thursday 28 November 2002 commencing at 2.00pm EST for the purpose of transacting the business set out below.

The explanatory memorandum ("Explanatory Memorandum") that accompanies and forms part of this notice of meeting ("Notice"), describes in more detail the matters to be considered.

Terms used in this Notice will, unless the context otherwise requires, have the meaning given to them in the Definitions as contained in the Explanatory Memorandum.

BUSINESS

Chief Executive Officer's Address

Accounts and Reports

To receive and consider the Financial Statements being the Statement of Financial Performance and Statement of Cash Flows for the year ended 30 June 2002 and Statement of Financial Position as at that date, and Reports of the Directors and the Auditor for the year ended 30 June 2002.

1. RESOLUTION 1 – RE-ELECTION OF DIRECTOR

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That Mr Stephen Doyle Graves who retires in accordance with Article 6.3(c) of the Constitution of EnviroMission Limited, and being eligible, offers himself for re-election, be re-elected as a director."

2. RESOLUTION 2 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of ASX Listing Rule 7.4 and all other purposes, this meeting approves and ratifies the allotment and issue of 2,021,328 fully paid ordinary shares in the capital of the Company at an issue price of 25 cents each to private investors."

The Company will disregard any votes on this resolution by any of the allottees of the issue. However the Company may not disregard a vote if:

(a) it is cast by a Director as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or

(b) it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

3. **RESOLUTION 3 – RATIFICATION OF PRIOR ISSUE OF SECURITIES**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of ASX Listing Rule 7.4 and all other purposes, this meeting approves and ratifies the allotment and issue of 1,000,000 fully paid ordinary shares in the capital of the Company at an issue price of 25 cents each to Australian Investment Syndicate Pty Ltd."

> The Company will disregard any votes on this resolution by Australian Investment Syndicate Pty Ltd. However the Company may not disregard a vote if:
>
> (a) it is cast by a Director as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
>
> (b) it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

4. **RESOLUTION 4 – RATIFICATION OF PRIOR ISSUE OF SECURITIES**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, subject to Australian Investment Syndicate Pty Ltd ("AIS") exercising a contractual right to acquire up to 3,000,000 fully paid ordinary shares in the Company prior to the date of this meeting, then, for the purpose of ASX Listing Rule 7.4 and all other purposes, this meeting approves and ratifies the allotment and issue of up to 3,000,000 fully paid ordinary shares in the capital of the Company at an issue price of 25 cents each to AIS."

> The Company will disregard any votes on this resolution by Australian Investment Syndicate Pty Ltd. However the Company may not disregard a vote if:
>
> (a) it is cast by a Director as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
>
> (b) it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

5. **RESOLUTION 5 – REMUNERATION OF NON-EXECUTIVE DIRECTORS**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, in accordance with Article 6.5 of the Company's Constitution, Non-Executive Directors fees be increased by $50,000 per annum from a total of $100,000 to a maximum total of $150,000 per annum, and that such amount be divided among the Non-Executive Directors as agreed by the Board."

> The Company will disregard any votes on this resolution by any Director of the Company or any associate of any Director. However the Company may not disregard a vote if:
>
> (a) it is cast by a Director as a proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or
>
> (b) it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

6. **RESOLUTION 6 – GRANT OF DIRECTOR OPTIONS TO MR MARTIN HALLOWELL THOMAS**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That in accordance with ASX Listing Rule 7.1 and 10.11, the Company approves and grants for no consideration, a total of 200,000 Director options to a non-executive Director, Mr Martin Hallowell Thomas (or his nominee) pursuant to the terms and conditions set out in the Explanatory Memorandum."

1.	Options will be granted within one month of the date of this Meeting.
2.	The options will be issued free of charge and no funds will be raised from this issue.
3.	The terms of the options are set out in Annexure A of the Explanatory Memorandum.
4.	The Company will disregard any votes cast on this resolution by Mr M Thomas. However, the Company need not disregard a vote if: (a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (b) it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

7. **RESOLUTION 7 – GRANT OF DIRECTOR OPTIONS TO MR GEOFFREY MAX PARKINSON**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That in accordance with ASX Listing Rule 7.1 and 10.11, the Company approves and grants for no consideration, a total of 200,000 Director options to a non-executive Director, Mr Geoffrey Max Parkinson (or his nominee) pursuant to the terms and conditions set out in the Explanatory Memorandum."

1.	Options will be granted within one month of the date of this Meeting.
2.	The options will be issued free of charge and no funds will be raised from this issue.
3.	The terms of the options are set out in Annexure A of the Explanatory Memorandum.
4.	The Company will disregard any votes cast on this resolution by Mr G Parkinson. However, the Company need not disregard a vote if: (a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (b) it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

8. **RESOLUTION 8 – ISSUE OF INITIAL INVESTOR OPTIONS**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

"That, in accordance with ASX Listing Rule 7.1 and as approved in the Extraordinary General Meeting of the Company held on 16 July 2001, the Company approves and grants for no consideration, a total of 2,000,000 options to Initial Investors of the Company pursuant to the terms and conditions set out in the Explanatory Memorandum."

1.	Options will be granted within one month of the date of this Meeting.
2.	The options will be issued free of charge and no funds will be raised from this issue.
3.	The terms of the options are set out in Annexure B of the Explanatory Memorandum.
4.	The Company will disregard any votes cast on this resolution by a recipient of the Initial Investor options. However, the Company need not disregard a vote if: (a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (b) it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

9. RESOLUTION 9 – ISSUE OF EXECUTIVE/DIRECTOR OPTIONS

To consider and, if thought fit, to pass the following as an **ordinary resolution:**

"That, in accordance with ASX Listing Rule 7.1 and as approved in the Extraordinary General Meeting of the Company held on 16 July 2001, the Company approves and grants for no consideration, a total of 3,500,000 options to Executives and Directors of the Company pursuant to the terms and conditions set out in the Explanatory Memorandum."

1.	Options will be granted within one month of the date of this Meeting.	
2.	The options will be issued free of charge and no funds will be raised from this issue.	
3.	The terms of the options are set out in Annexure C of the Explanatory Memorandum.	
4.	The Company will disregard any votes cast on this resolution by a recipient of the Executive/Director options. However, the Company need not disregard a vote if:	
	(a)	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
	(b)	it is cast by the person chairing the meeting, as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

Accompanying this Notice is an Explanatory Statement to Shareholders providing further information on the resolutions for consideration.

Other Business

To transact any other business which may lawfully be brought before the meeting.

By Order of the Board

Roger Davey, Director

Dated 24 October 2002

EnviroMission Limited

EXPLANATORY STATEMENT TO SHAREHOLDERS

This Explanatory Statement is provided to supply Shareholders of EnviroMission Limited ("Company") with material information to enable Shareholders to make an informed decision regarding the resolutions set out in the accompanying Notice of Meeting.

The Directors recommend that shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions. A number of defined terms are used in this Explanatory Statement, which are explained in full at the end of this document.

1. RESOLUTION 1: RE-ELECTION OF DIRECTOR

Mr Stephen Doyle Graves is retiring in accordance with the Constitution of the Company and being eligible, offers himself for re-election. Mr Graves was appointed as a director in July 2001.

Mr Graves has extensive experience in the energy industry and with funding infrastructure projects. As Treasurer of Mobil Oil Australia Pty Ltd and New Zealand, he has operated a multi-billion dollar finance company (as President) responsible for funding Mobil Corporation's capital requirements in the Pacific Region. As a senior consultant to Ernst & Young, Mr Graves provided financial, tax, audit and systems advice and support for both internal and external clients.

Mr Graves has also acted as a senior adviser to the chief executive of a government owned utility with an annual turnover of $1 billion.

Mr Graves has a Master of Business Administration in Finance (University of California at Los Angeles) and Bachelor of Arts (Cum Laude) in Economics (University of Washington, Seattle).

2. RESOLUTION 2: RATIFICATION OF PRIOR ISSUE OF SECURITIES

This resolution provides for Shareholder ratification of the placement of 2,021,328 fully paid ordinary shares at 25 cent per Share, to a small number of investors. The placement was undertaken to raise funds to:

- progress the development of the first Solar Tower in Australia;
- meet consultancy payments to development partners Schlaich Bergermann Und Partner to progress the design of the Solar Tower for tendering and partnering; and
- for working capital purposes.

The issue was allotted in the following stages:

- 693,942 shares allotted on 19 June 2002
- 335,690 shares allotted on 12 August 2002
- 275,205 shares allotted on 12 September 2002
- 716,491 shares allotted on 20 September 2002

These shares were issued on the same terms as and ranked equally with all the Shares then on issue.

The securities the subject of resolution 2 were issued in accordance with the 15% new issue limit provided by ASX Listing Rule 7.1. Shareholders are now being asked to ratify these issues, so that the 15% limit is replenished for future use.

3. **RESOLUTION 3: RATIFICATION OF PRIOR ISSUE OF SECURITIES**

This resolution provides for Shareholder ratification of the placement of 1,000,000 fully paid ordinary shares at 25 cent per Share, to Australian Investment Syndicate Pty Ltd. The placement was undertaken to raise additional working capital.

The shares were issued on 1 October 2002. These shares were issued on the same terms as and ranked equally with all the Shares then on issue.

The securities the subject of resolution 3 were issued in accordance with the 15% new issue limit provided by ASX Listing Rule 7.1. Shareholders are now being asked to ratify these issues, so that the 15% limit is replenished for future use.

4. **RESOLUTION 4: RATIFICATION OF PRIOR ISSUE OF SECURITIES**

The Company entered into an Agreement with Australian Investment Syndicate Pty Ltd ("AIS") dated 27 September 2002 pursuant to which AIS agreed to subscribe for 1,000,000 ordinary fully paid shares in the Company at an issue price of 25 cents per share and pursuant to which the Company granted AIS the right to purchase a further 3,000,000 fully paid ordinary shares in the Company at an issue price of 25 cents per share subject to, amongst other things, AIS exercising its right to purchase the further shares no later than 27 October 2002. As at the date of issue of this Notice, AIS had not exercised its right to purchase the further shares, but it may do so prior to the date of the meeting.

This resolution provides for Shareholder ratification of the placement of up to 3,000,000 fully paid ordinary shares at 25 cents per share, to AIS in the event that AIS exercises its right to purchase up to 3,000,000 fully paid ordinary shares in the Company. The placement of shares to AIS, if it occurs, will be undertaken to raise additional working capital.

These shares will be issued on the same terms as and rank equally with all the Shares then on issue.

The securities the subject of resolution 4, if issued, will be issued in accordance with the 15% new issue limit provided by ASX listing rule 7.1. Shareholders are now being asked to ratify this issue, if it occurs, so that the 15% limit is replenished for future use.

If AIS exercises its right to purchase up to a further 3,000,000 fully paid ordinary shares in the Company, after the date of this notice but prior to the date of the meeting, the Company will make an announcement to that effect.

5. **RESOLUTION 5: REMUNERATION OF NON-EXECUTIVE DIRECTORS**

Under Article 6.5 of the Company's Constitution, shareholder approval is required to increase the maximum total remuneration of Non-Executive Directors. The maximum total remuneration of the current Non-Executive Directors is $100,000 per annum. This is currently divided between Non-Executive Directors as follows:

Martin Hallowell Thomas	$35,000
Geoffrey Max Parkinson	$20,000
Stephen Doyle Graves	$20,000
	$75,000

Due to the ongoing development of the Solar Tower project, the Directors are of the opinion that an additional Non-Executive Director may be appointed to the board of the Company in the coming year. In order to attract and retain a Director with a high level of expertise and reputation, it is considered appropriate to increase the level of the Non-Executive Directors' fees pool to $150,000 per annum.

The Company is not intending to use the increased pool of Non-Executive Directors fees to increase the annual remuneration of current Non-Executive Directors.

6. RESOLUTIONS 6 & 7: GRANT OF OPTIONS TO MR MARTIN HALLOWELL THOMAS AND MR GEOFFREY MAX PARKINSON

Resolutions 6 & 7 are for the purpose of obtaining approval for an issue of options to Directors pursuant to the Terms and Conditions set out in Annexure A to this Explanatory Memorandum.

6.1 Details of Proposed Grant

The Company proposes to grant a total of 200,000 options, each to subscribe for 1 Share, exercisable in accordance with Annexure A, to each of the following Directors (or their nominees) ("**Recipient Directors**"), in the proportions set out below:

(a) Mr Martin Hallowell Thomas, 200,000 options exercisable in the period from the date options are issued 2002 to 30 November 2005, at an exercise price of $0.30.

The purpose of this issue is in recognition of Mr M H Thomas' work for the Company to date and to provide a further incentive to Mr M H Thomas, and is in addition to his directors' fees of $35,000 per annum; and

(b) Mr Geoffrey Max Parkinson, 200,000 options exercisable in the period from the date options are issued to 30 November 2005, at an exercise price of $0.30.

The purpose of this issue is in recognition of Mr G M Parkinsons' work for the Company to date and to provide a further incentive to Mr G M Parkinson, and is in addition to his directors' fees of $20,000 per annum;

6.2 Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party of the Company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provisions; or

(b) prior Shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Chapter 2E, each Recipient Director of the Company is considered to be a related party of the Company and a grant of options constitutes the giving of a financial benefit.

In accordance with Section 211 of the Corporations Act, member approval is not needed to give a financial benefit if the benefit is remuneration to an officer of the public company and to give the remuneration would be reasonable given the circumstances of the public company and the officers circumstances (including the responsibilities involved in the office). For the reasons set out in section 6.1 above, the Directors are of the view that the provisions of Section 211 of the Corporations Act are satisfied in this respect and accordingly, prior shareholder approval is not required under Chapter 2E of the Corporations Act.

The following information is provided to Shareholders to allow them to assess the proposed grant of options to the Recipient Directors (or their nominees):

(a) Messrs M H Thomas and G M Parkinson are both related parties of the Company to whom the proposed resolution would permit the financial benefits to be given;

(b) the nature of the financial benefit to be given to each of the Recipient Directors is the granting of an aggregate maximum of up to 200,000 options to each of Messrs M H Thomas and G M Parkinson to subscribe for Shares;

(c) none of the Recipient Directors is entitled to or wishes to make a recommendation to Shareholders about the proposed resolution because each has an interest in the outcome of the resolution;

(d) the respective interest of each Recipient Director arises because each is a proposed recipient (directly or indirectly) of options under the attached Terms and Conditions to subscribe for Shares;

(e) neither the Recipient Directors nor the Company are aware of any other information that would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by the proposed resolution other than as follows:

(i) as at the date of this Notice the Recipient Directors have a relevant interest in the following Shares and options in the Company:

Director	**Shares**	**Options**
M H Thomas	100,000	Nil
G M Parkinson	20,000	Nil

(ii) the last market sale price of the Shares on ASX on 24 October 2002, the date of this Notice was dispatched, was 34 cents. The highest and lowest market sale price of the Shares in the 3 months prior to the date of the Notice were 37 cents and 13.5 cents respectively;

(iii) if the proposed grant of options is approved by Shareholders and the grant of options to the Recipient Directors occurs in accordance with Resolutions 6 & 7 the total aggregate number of options that could be granted to the Recipient Directors under Resolutions 6 & 7 is 400,000 options;

(iv) if the options are exercised over the 3 year period in accordance with the Terms and Conditions set out in Annexure A to this Explanatory Memorandum, a maximum of 400,000 Shares will be allotted and issued with the effect that the shareholdings of existing Shareholders will be diluted;

(v) the number of Shares on issue as at the date of this Notice is 46,321,328 fully paid ordinary Shares. The number of options on issue as at the date of this Notice is 20,575,000. Details of the options on issue as at the date of this Notice, including when they may be exercised and their exercise price, is set out in Annexure D;

(vi) under the Company's current circumstances, the Directors consider that the incentives to the Directors represented by the grant of options to each of the Recipient Directors is a cost effective and efficient incentive for the

Recipient Directors, when compared with other forms of incentive (eg cash bonuses or increased remuneration);

(vii) the primary purpose of the grant of the options is not to raise capital but to recognise work completed for the Company to date and to provide incentive to the Directors. Given this purpose, the Directors do not consider that there are any opportunity costs to the Company or benefits forgone by the Company in granting the options proposed in Resolutions 6 & 7. If all options are exercised an amount of $120,000 will be raised;

(viii) the options are granted for no consideration. The exercise price of the options is $0.30; and

(ix) the proposed grant of options is being made pursuant to the Terms and Conditions outlined in Annexure A to this Explanatory Memorandum.

6.3 Listing Rule 7.1

Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which exceed 15% of the number of issued securities of the company held at the beginning of the 12 month period, except with the prior approval of shareholders of the company in general meeting and the shareholders are informed of the precise terms and conditions of the proposed issue.

6.4 Listing Rule 10.11

Listing Rule 10.11 provides, in essence, that a listed company must not issue securities to a related party or a person whose relationship with the company or a related party is in ASX's opinion, such that approval should be obtained, without the approval of shareholders by special resolution.

The proposed grant of options to the Recipient Directors is an issue of securities, which requires Shareholder approval under Listing Rule 10.11.

6.5 Disclosure requirements

In accordance with Listing Rules 7.3 and 10.13, Shareholders are advised as follows:

(a) the Recipient Directors are Messrs M H Thomas and G M Parkinson;

(b) a maximum of 400,000 options may be granted to the Recipient Directors pursuant to Resolutions 6 & 7;

(c) the options will be granted within one month from the date of the Meeting;

(d) the options will be granted for no consideration and accordingly, there will be no funds raised pursuant to the grant of the options. The exercise price of each option is $0.30; and

(e) the Terms and Conditions of the options are set out in Annexure A.

6.6 Valuation of options

Directors sought a valuation of options to be granted to Recipient Directors and adopted the Black Scholes Model. The 400,000 options to be granted to the Recipient Directors have been determined to have an indicative value in the range of $70,068 to $103,059.

7. RESOLUTION 8 – ISSUE OF INITIAL INVESTOR OPTIONS

The Extraordinary General Meeting held on 16 July 2001 approved the issue of a total of 2,000,000 Initial Investor Options, exercisable at 0.1 cents, to be issued to the Initial Investors in the proportions set out below, subject to the terms and conditions set out in Annexure B. The Initial Investor Options were not to be issued until such time as the number of shares on issue exceeds the number of options actually on issue by at least 2,000,000 and when permitted under the Corporations Act and the Listing Rules.

As at the date of this Notice of Meeting, the number of shares and options on issue is as follows, thus meeting the requirement of the number of shares on issue exceeding the number of options on issue by at least 2,000,000:

Shares on Issue	46,321,328
Options on Issue	20,575,000

Pursuant to the terms and conditions of the initial investor options set out in Annexure B, in the event that Milestone Event 3 is not satisfied by 31 March 2002, a penalty shall be applied to each option holder whereby 5% of the A Options held by each option holder shall lapse for every 30 days the 31 March 2002 deadline is not satisfied. Milestone Event 3 is the securing of funding of not less than $2 million on terms and conditions reasonably acceptable to the board of the Company. Milestone Event 3 was not satisfied as at 31 March 2002 and has not been satisfied as at the date of this Notice.

Entitlement to Initial Investor Options

INITIAL INVESTOR	INITIAL INVESTOR OPTIONS	
	A OPTIONS	B OPTIONS
54 – 58 Alma St Pty Ltd	100,000	100,000
Claverdon (Vic) Pty Ltd	133,333	133,333
Dantill Pty Ltd	66,667	66,667
Dunkheld Pty Ltd	200,000	200,000
Gavin Emmanuel	100,000	100,000
Peter Hilton	83,333	83,333
Stuart Smith	100,000	100,000
Tets Pty Ltd	100,000	100,000
Tezet Pty Ltd	116,667	116,667
TOTAL	**1,000,000**	**1,000,000**

8. RESOLUTION 9 – ISSUE OF EXECUTIVE/DIRECTOR OPTIONS

8.1 Details of Issue

The Extraordinary General Meeting held on 16 July 2001 approved the issue of a total of 3,500,000 Executive/Director Options, exercisable at 0.1 cents, to be issued to the nominees of the Directors. It is proposed that the Executive/Director options be issued in the proportions set out below, subject to the terms and conditions set out in Annexure C. The Executive/Director options were not to be issued until such time as the number of shares on issue exceeds the number of options actually on issue by at least 3,500,000 and when permitted under the Corporations Act and the Listing Rules.

The reason for the original grant of Executive/Director options to Canterbury Mint Pty Ltd and Kathleen Anne Marie Graves was as part of the purchase price of the shares of SolarMission Limited pursuant to a Share Purchase Agreement dated 18 June 2001, which agreement was entered into on an arms length basis.

The proposed issue of Executive/Director options in the proportions set out below are different to the proportions approved in the Extraordinary General Meeting held on 16 July 2001 on the grounds that there have been significant changes in the executive structure of the Company.

The reason for the issue of Executive/Director options to Messrs Thomas and Parkinson is in recognition for their work for the Company to date and to provide further incentives to them and is in addition to their directors fees set out in section 6.1 above. The reason for the increase in the grant of Executive/Director options to Canterbury Mint Pty Ltd, a company controlled by Roger Davey, a Director of the Company, is in recognition of Mr Davey's work for the company to date and to provide a further incentive to Mr Davey and is in addition to the consultancy fees paid to Canterbury Mint Pty Ltd.

As at the date of this Notice of Meeting, the number of shares and options on issue is as follows, thus meeting the requirement of the number of shares on issue exceeding the number of options on issue by at least 3,500,000:

Shares on Issue	46,321,328
Options on Issue	20,575,000

Pursuant to the terms and conditions of the executive/director options set out in Annexure C, in the event that Milestone Event 3 is not satisfied by 31 March 2002, a penalty shall be applied to each option holder whereby 5% of the A Options held by each option holder shall lapse for every 30 days the 31 March 2002 deadline is not satisfied. Milestone Event 3 is the securing of funding of not less than $2 million on terms and conditions reasonably acceptable to the board of the Company. Milestone Event 3 was not satisfied as at 31 March 2002 and has not been satisfied as at the date of this notice.

Entitlement to Executive/Director Options

EXECUTIVE/DIRECTOR (OR NOMINEE)	ORIGINAL ENTITLEMENT EXECUTIVE/DIRECTOR OPTIONS		PROPOSED ENTITLEMENT EXECUTIVE/DIRECTOR OPTIONS	
	A OPTIONS	B OPTIONS	A OPTIONS	B OPTIONS
Canterbury Mint Pty Ltd	400,000	400,000	700,000	700,000
Kathleen Anne Marie Graves	500,000	500,000	300,000	300,000
Geoffrey Max Parkinson	-	-	100,000	100,000
Martin Hallowell Thomas	-	-	50,000	50,000
Parker Business Solutions Pty Ltd	200,000	200,000	250,000	250,000
Barbara Anne Shrives	350,000	350,000	150,000	150,000
Judith Haberman	300,000	300,000	-	-
David Penkethman	-	-	50,000	50,000
Jacqueline Walker	-	-	50,000	50,000
Kim Elizabeth Forte	-	-	50,000	50,000
Jennifer Louise Pearce	-	-	50,000	50,000
TOTAL	**1,750,000**	**1,750,000**	**1,750,000**	**1,750,000**

8.2 Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party of the Company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provisions; or

(b) prior Shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Chapter 2E, each of Kathleen Anne Marie Graves, Geoffrey Max Parkinson, Martin Hallowell Thomas and Canterbury Mint Pty Ltd are considered to be a related party of the Company and a grant of options constitutes the giving of a financial benefit.

In accordance with Section 210 of the Corporations Act, member approval is not needed to give a financial benefit on terms that would be reasonable in the circumstances if the public company and the related party were dealing at arms length. The Directors consider that the financial benefit provided to Canterbury Mint Pty Ltd and Kathleen Anne Marie Graves is reasonable in the circumstances if the Company and the related parties had been dealing with each other at arms length by reason of the matters set out in section 8.1 above.

Section 211 of the Corporations Act provides that member approval is not needed to give a financial benefit if the benefit is remuneration to a related party as an officer or employee of the public company and to give the remuneration would be reasonable given the circumstances of the public company and the related parties circumstances (including the responsibilities involved in the office or employment).

The Directors consider that the provisions of Section 211 of the Corporations Act are satisfied in this respect in relation to Messrs Parkinson and Thomas and in relation to the additional benefits provided to Canterbury Mint Pty Ltd for the reasons set out in section 8.1 above.

Accordingly, the Directors consider that member approval is not required under Chapter 2E of the Corporations Act.

The following information is provided to Shareholders to allow them to assess the proposed grant of options to the related parties (or their nominees):

(a) Messrs M H Thomas and G M Parkinson are both related parties of the Company to whom the proposed resolution would permit the financial benefits to be given;

(b) Canterbury Mint Pty Ltd is an entity controlled by Roger Chalmers Davey, a related party of the Company to whom the proposed resolution would permit the financial benefits to be given;

(c) Kathleen Anne Marie Graves is the wife of Stephen Doyle Graves, a related party of the Company to whom the proposed resolution would permit the financial benefits to be given;

(d) the nature of the financial benefit to be given to each of the related parties is the granting of an aggregate maximum of up to 1,150,000 options to Messrs M H Thomas, G M Parkinson, Canterbury Mint Pty Ltd and Kathleen Anne Marie Graves to subscribe for Shares;

(e) none of the related parties is entitled to or wishes to make a recommendation to Shareholders about the proposed resolution because each has an interest in the outcome of the resolution;

(f) the respective interest of each related party arises because each is a proposed recipient (directly or indirectly) of options under the attached Terms and Conditions to subscribe for Shares;

(g) neither the related parties nor the Company are aware of any other information that would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by the proposed resolution other than as follows:

(i) as at the date of this Notice the related parties have a relevant interest in the following Shares and options in the Company:

Director	**Shares**	**Options**
S D Graves	2,259,886	1,355,933
R C Davey	2,259,888	1,355,931
M H Thomas	100,000	Nil
G M Parkinson	20,000	Nil

(ii) R C Davey is also a Director of Energen Global Inc which has a relevant interest in the following Shares and options in the Company:

Shares	16,949,151
Options	10,169,492

Directors' Report

The Directors herewith present their report on EnviroMission Limited ("**Company**") and its controlled entity for the financial year ended 30 June 2002. EnviroMission Limited is incorporated and domiciled in Australia.

The names of the Directors in office at any time during or since the end of the year, together with particulars of their qualifications and experience are:

Martin Hallowell Thomas AM, FTSE, HonFIEAust, FAIE appointed 31 July 2001
Non-Executive Chairman
Age 68
Mr Thomas is the Chairman of the Company. As a former Principal of Sinclair Knight Merz, Mr Thomas has over 30 years experience as a consulting engineer in the power and energy sector. He was the founding Managing Director of the Australian Co-operative Research Centre for Renewable Energy and Greenhouse Gas Abatement Technologies. He was Chairman of the Electricity Council of New South Wales for six years. Mr Thomas has been responsible for numerous power generation and energy management projects in Australia and overseas.

Mr Thomas has played a leading role in many engineering and energy organisations. He is the immediate past President of the Australian Institute of Energy, a past President of The Institution of Engineers Australia, a past Vice-President of the Australian Academy of Technological Sciences and Engineering and past Chairman of the National Engineering Registration Board.

Previous Board appointments include Deputy Chairman of Australian Inland Energy and Water and Non Executive Director of the Tyree Group of Companies.

Stephen Doyle Graves BA Economics (Cum Laude), MBA Finance appointed 31 July 2001
Non-Executive Director
Age 52
Mr Graves is a Director of the Company. He has extensive experience in the energy industry and with funding infrastructure projects.

As Treasurer of Mobil Oil Australia Pty Ltd and New Zealand, he has operated a multi-billion dollar finance company (as President) responsible for funding Mobil Corporation's capital requirements in the Pacific Region. As a senior consultant to Ernst & Young, Mr Graves provided financial, tax, audit and systems advice and support for both internal and external clients.

Mr Graves has also acted as a senior adviser to the chief executive of a government owned utility with an annual turnover of $1 billion.

Mr Graves has a Master of Business Administration in Finance (University of California at Los Angeles) and a Bachelor of Arts (Cum Laude) in Economics (University of Washington, Seattle).

Geoffrey Max Parkinson
Non-Executive Director
Age 46
Mr Geoffrey Parkinson has 30 years experience in the banking and finance sector in key executive director and management roles. He has contributed extensively to the development of the sector through his widely adopted training and development programmes.

Mr Parkinson is founder and director of West Australian based Mortgage Originator entity FinanceCorp Pty Ltd.

Roger Chalmers Davey B.Bus, CPA, CFTP appointed 31 July 2001
Executive Director, Chief Executive Officer
Age 56
Mr Davey is a director and Chief Executive Officer of the Company. Mr Davey has extensive working knowledge of, and experience in, commodity and financial risk management.

Mr Davey holds qualifications of Bachelor of Business (Economics/Accounting), Member of Certified Practising Accountants, Member of Securities Institute of Australia and Member of the Finance and Treasury Association Limited.

Mr Davey is a director of Energen Global Inc, one of the major shareholders of EnviroMission. He was a director of Australia's largest stockbroking firm, McIntosh Risk Management Ltd (now Merrill Lynch) and responsible for the creation and development of financial futures operations as managing director of McIntosh Risk Management Ltd. He was a director of the Sydney Futures Exchange Ltd and Bain Refco Commodities Limited, a large Brokerage House owned by Refco Inc, of the USA and Deutsche Bank AG. Mr Davey was responsible for the creation and development of the futures clearing services offered by Deutsche Bank Australia. He has also been a director and Chief Financial Officer of companies listed in Australia, USA and Canada, one with a triple listing on the Vancouver Stock Exchange, NASDAQ and ASX.

G B Ralston and A R Parsons resigned 31 July 2001.

Principal Activities
The principal activities of the Company in the course of the financial period was the development of the Solar Tower project for the Australian market.

Dividends
No dividend has been paid, provided or recommended during the financial year and to the date of this report.

Results
The net loss for the period ended 30 June 2002 was an operating loss of $3,946,703 (2001: loss of $10,198).

Changes in State of Affairs
On 31 July 2001, the Company acquired 100% of SolarMission Limited (formerly EnviroMission Limited). The merger was affected by the acquisition of 100% of the issued capital of SolarMission from SolarMission's shareholders, in accordance with a Share Purchase Agreement dated 18 June 2001, so that SolarMission became a wholly owned subsidiary of the Company. The consideration for this acquisition was approved by shareholders at a General Meeting of the Company convened on 16 July 2001. Completion of the acquisition took place on 31 July 2001 and as a result, the following transactions took place:

- SolarMission became a wholly owned subsidiary of the Company
- 15 million Consideration shares were issued to the vendors of SolarMission
- 25 million Consideration options were issued to the vendors of SolarMission
- 6 million unlisted options were issued at the absolute discretion of the directors to parties unrelated to the vendors, directors etc
- 2.5 million shares were issued to raise $500,000 under the prospectus issued by the Company dated 12 July 2001
- Martin Thomas, Stephen Graves and Roger Davey were appointed as directors of the Company
- Garry Ralston and Allen Parsons resigned as directors of the Company
- The registered office and place of business of the Company changed to Suite 1, Level 1, 1121 High Street, Armadale, Victoria

On 6 August 2001, the Company listed on the Australian Stock Exchange.

Directors' Report

Directors' and Executive Officers' Emoluments
The Remuneration and Nomination Committee, consisting of three Directors and the Human Resources Manager is responsible for making recommendations to the Board on remuneration policies and packages applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities.

Remuneration of non executive directors is determined by the Board within the maximum amount approved by shareholders from time to time.

The emoluments of each director and the 5 most highly remunerated executive officers are:

Directors

	Directors' fees	Salary	Advisory Panel	Fees for Services Provided	Total
	$	$	$	$	$
M Thomas	35,000	-	5,000	-	40,000
G Parkinson	20,000	-	-	-	20,000
S Graves	5,000	12,115	-	90,200	107,315
R Davey	-	-	-	130,000	130,000

Executive Officers

	Salary	Super-annuation	Allowances	Fees for Services Provided	Total
	$	$	$	$	$
D Penkethman	131,640	10,080	6,581	-	148,301
R Parker	111,999	14,000	10,794	-	136,793
J Shrives	107,999	13,500	10,422	-	131,921
D Haberman (i)	105,938	13,000	10,049	-	128,987
J Walker	-	-	-	114,125	114,125

(i) Resigned 30 June 2001.

Meetings of Directors
The directors meetings attended by each of the directors of the Company during the financial year are as follows:

Director	Meetings Held	Meetings Attended
Garry Benjamin Ralston (resigned 31 July 2001)	2	2
Allen Roland Parsons (resigned 31 July 2001)	2	2
Geoffrey Max Parkinson	11	11
Martin Hallowell Thomas (appointed 31 July 2001)	9	9
Stephen Doyle Graves (appointed 31 July 2001)	9	8
Roger Chalmers Davey (appointed 31 July 2001)	9	9

Directors' Report

Meetings of Committees
At the date of this report, the Company had an Audit Committee and a Remuneration and Nomination Committee.

Attendance at Committee meetings by member Directors is as follows:

Director	Audit Committee		Remuneration & Nomination Committee	
	No. of Meetings	Attended	No. of Meetings	Attended
Geoffrey Max Parkinson	2	2	-	-
Martin Hallowell Thomas	-	-	1	-
Stephen Doyle Graves	2	2	1	1
Roger Chalmers Davey	2	2	1	1

Directors' Interests
At the date of this report, the direct or indirect interest of each Director of the Company in the issued securities of the Company was as follows:

Director	Fully Paid Ordinary Shares	Share Options
Geoffrey Max Parkinson	20,000	-
Martin Hallowell Thomas (appointed 31 July 2001)	100,000	-
Stephen Doyle Graves (appointed 31 July 2001)	2,259,886	1,355,933
Roger Chalmers Davey (appointed 31 July 2001)	19,209,039	11,525,423

Related Party Transactions
Details of other transactions with directors and their director-related entities are set out in a related party transaction note to the financial statements.

Significant Events After Balance Date
The following shares have been issued subsequent to 30 June 2002 in relation to the placement to issue up to 2,600,000 fully paid ordinary shares at 25 cents to raise up to $650,000:

- 12 August 2002 – 335,690 fully paid ordinary shares at 25 cents raising $83,922.50
- 12 September 2002 – 275,205 fully paid ordinary shares at 25 cents raising $68,801.25
- 20 September 2002 – 716,491 fully paid ordinary shares at 25 cents raising $179,122.75

A placement of 1,000,000 fully paid ordinary shares at 25 cents to raise $250,000 was made on 27 September 2002. Included in the placement is a right to purchase up to a further 3,000,000 fully paid ordinary shares at 25 cents each until 27 October 2002. If the right is taken up it will raise up to an additional $750,000.

Environmental Regulations
The operations of the company are not subject to any particular or significant environmental regulations under a Commonwealth, State or Territory Law at this point.

Directors' Report

Share Options
The Company has not issued any options over issued shares or interests in the Company since the end of the financial year.

On 16 September 2002, 200,000 options were exercised at an exercise price of 20c.

At the date of this report, the following options are on issue:

Option Type	Quantity	Expiry Date	Exercise Price
Consideration options to acquire SolarMission	15,000,000	31/12/2005	$0.001
Unlisted Options	5,800,000	31/07/2005	$0.20
Project Options	375,000	28/02/2005	$0.30

Indemnification and Insurance of Directors and Officers
The Company, to the extent permitted by law, indemnifies each director or executive officer against any liability or cost incurred by the person as an officer of the Company including but not limited to negligence or costs incurred in defending proceedings in which judgement is given in favour of the person or in which the person is acquitted.

During the year the Company effected a directors and officers liability insurance policy covering personal liability for damages and legal costs of directors of the company and of the controlled entity in the event that action is taken against them for breaches of duties as a director or officer. The insurance contract prohibits the disclosure of the amount of the premium paid.

Auditor
Spencer & Co continues in office in accordance with section 327 of the Corporations Act 2001.

Signed in accordance with a resolution of the Board of Directors:

R C Davey
Director

Melbourne
27 September 2002

Directors' Declaration

In accordance with a resolution of the Directors of EnviroMission Limited, I state that:

In the opinion of the Directors:

1. the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

   (b) complying with Accounting Standards and Corporations Regulations 2001; and

2. there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

R C Davey
Director

Melbourne
27 September 2002.

Statement of Financial Performance
For the Year Ended 30 June 2002

	Note	Consolidated 2002 $	Company 2002 $	Company 2001 $
Revenue from ordinary activities	2	41,314	40,635	27,051
Depreciation and amortisation		(520,635)	(13,023)	-
Other expenses from ordinary activities	3	(3,467,382)	(2,574,013)	(37,249)
Loss from ordinary activities before income tax expense	15	(3,946,703)	(2,546,401)	(10,198)
Income tax attributable to ordinary activities	4	-	-	-
Loss from ordinary activities after income tax expense	15	(3,946,703)	(2,546,401)	(10,198)
Total changes in equity other than those resulting from transactions with owners as owners		(3,946,703)	(2,546,401)	(10,198)
Basic earnings per share (cents)	20	(11.3)		(0.1)
Diluted earnings per share (cents)	20	(8.2)		(0.1)

The accompanying notes form part of these financial statements.

Statement of Financial Position

As at 30 June 2002

	Note	Consolidated 2002 $	Company 2002 $	Company 2001 $
CURRENT ASSETS				
Cash	23	178,894	178,894	2,028,687
Receivables	5	24,134	423,006	160,298
Other	6	15,400	15,400	254,692
TOTAL CURRENT ASSETS		218,428	617,300	2,443,677
NON-CURRENT ASSETS				
Investments	7	-	10,180,789	-
Property, plant and equipment	8	49,694	49,694	-
Other	9	3,591	3,591	-
Intangibles	10	9,179,359	-	-
TOTAL NON-CURRENT ASSETS		9,232,644	10,234,074	-
TOTAL ASSETS		9,451,072	10,851,374	2,443,677
CURRENT LIABILITIES				
Payables	11	117,947	117,947	3,000
TOTAL CURRENT LIABILITIES		117,947	117,947	3,000
NON-CURRENT LIABILITIES				
Payables	12	30,241	30,241	-
Provisions	13	15,916	15,916	-
TOTAL NON-CURRENT LIABILITIES		46,157	46,157	-
TOTAL LIABILITIES		164,104	164,104	3,000
NET ASSETS		9,286,968	10,687,270	2,440,677
EQUITY				
Contributed equity	14	13,243,869	13,243,869	2,450,875
Accumulated losses	15	(3,956,901)	(2,556,599)	(10,198)
TOTAL EQUITY		9,286,968	10,687,270	2,440,677

The accompanying notes form part of these financial statements.

Statement of Cash Flows
For the Year Ended 30 June 2002

	Note	Consolidated 2002 $	Company 2002 $	Company 2001 $
Cash Flows from Operating Activities				
Receipts from customers		-	-	-
Interest received		41,314	40,803	27,051
Payments to customers/operating costs		(2,474,014)	(2,473,503)	(74,547)
Net Cash Inflow (Outflow) From Operating Activities	23	(2,432,700)	(2,432,700)	(47,496)
Cash Flows from Investing Activities				
Purchase of fixed assets		(28,384)	(28,384)	-
Payment for property option		(11,900)	(11,900)	-
Payments for merger		-	-	(254,692)
Net Cash Inflow (Outflow) From Investing Activities		(40,284)	(40,284)	(254,692)
Cash Flows from Financing Activities				
Proceeds from share issues-net		612,203	612,203	2,450,675
Cash from SolarMission Ltd acquisition		16,649	16,649	-
Loan to SolarMission Ltd		-	-	(120,000)
Proceeds from borrowings		-	-	14,034
Repayments from borrowings		(5,661)	(5,661)	(13,834)
Net Cash Inflow fom Financing Activities		623,191	623,191	2,330,875
Net Increase (Decrease) in Cash Held		(1,849,793)	(1,849,793)	2,028,687
Cash at beginning of financial year		2,028,687	2,028,687	-
Effect of exchange rate changes in cash		-	-	-
Cash at end of financial year	23	**178,894**	**178,894**	**2,028,687**

The accompanying notes form part of these financial statements.

Notes to the Financial Statements
For the Year Ended 30 June 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of EnviroMission Limited and its controlled entity, and EnviroMission Limited as an individual parent entity. EnviroMission Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b) Going concern

The financial statements have been prepared on a going concern basis. The Company's present activities will be funded by existing working capital including equity funds raised since balance date of approximately $642,000. Short term needs, over and above existing resources, will be met by placement and new share issues as and when required. The Company plans to fund the Solar Tower project through the development of commercial relationships with suppliers, contractors and power retailers.

(c) Principles of consolidation

The consolidated financial statements are those of the economic entity, comprising EnviroMission Limited (the chief entity) and all other entities which EnviroMission Limited controlled from time to time during the year and at year end (see Note 16).

The consolidated financial statements include the information contained in the financial statements of EnviroMission Limited and each of its controlled entities as from the date the chief entity obtains control until such time as control ceases.

Where there is a loss of control of a controlled entity the consolidated financial statements include the results for the part of the reporting period during which the chief entity had control.

The financial statements of controlled entities are prepared for the same reporting period as the chief entity, using consistent accounting policies.

All intercompany balances and transactions, and unrealised profits arising from intra economic entity transactions have been eliminated in full.

(d) Revenue

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(e) **Income tax**

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit from ordinary activities after allowing for permanent differences. Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit before income tax and taxable income are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(f) **Property, plant and equipment**

Property, plant and equipment are carried at cost or at valuation. Any surplus on revaluation is credited directly to the asset revaluation reserve and excluded from the statement of financial performance. Assets are depreciated over their estimated useful economic lives to the economic entity once the asset is ready for use.

Assets are not revalued at an amount above their recoverable amount, and when carrying values exceed this recoverable amount assets are written down. In determining recoverable amounts the expected net cash flows have not been discounted to their present value using a market determined risk adjusted discount rate. The depreciation rates used for each class of depreciable assets are on a straight line basis over the estimated useful life of the asset

Class of Fixed Asset	Depreciation Rate
Furniture and Fixtures	25%
Office equipment	40%

(g) **Investments**

Investments are valued at cost except where, in the opinion of the Directors, there has been a permanent diminution in the value of the investments, and a provision for diminution has been made.

(h) **Licence Rights**

Solar Tower project licence rights are valued in the accounts at cost of acquisition and are amortised over the period in which their benefit is expected to be realised, 20 years.

(i) **Leases**

Finance leases, which effectively transfer to the entity substantially all of the risks and benefits associated with ownership of a leased item, are capitalised at the present value of the minimum lease payments, disclosed as leased assets and liabilities. The leased assets are amortised over the period the entity is expected to benefit from the use of the leased assets. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Operating lease payments, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items, are charged as expense items in the period in which they are incurred.

(j) **Cash**

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 14 working days, net of bank overdrafts.

(k) Goods and services tax

Revenues and expenses and assets are recognised net of the amount of goods and services tax (GST) except;

(1) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(2) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables.

(l) Employee entitlements

(1) Wages and Salaries, Annual Leave and Sick Leave
Liabilities for wages and salaries are recognised, and are measured as the amount unpaid at balance date at current pay rates in respect of employees services up to that date.

(2) Long Service Leave
Liabilities for long service leave are recognised, and are measured as the present value of expected future payments to be made in respect of services provided by employees.

(m) Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for an ownership interest exceeds the fair value attributed to its net assets at the date of acquisition.

The directors have written off goodwill on consolidation of $933,351 during the year.

(n) Recoverable Amount

The carrying amount of Non Current Assets is reviewed at balance date to determine whether it is in excess of the recoverable amount. If the carrying amount of Non Current Assets exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows are not discounted to their present value.

(o) Comparatives

Comparative amounts are for the period from the date of incorporation; 2 November 2000 to 30 June 2001.

		Consolidated 2002 $	Company 2002 $	Company 2001 $
2.	**REVENUE FROM ORDINARY ACTIVITIES**			
	Revenue from non operating activities:			
	Interest - Other corporations	41,314	40,635	27,051
	Total revenue from ordinary activities	41,314	40,635	27,051
3.	**EXPENSES FROM ORDINARY ACTIVITIES**			
	Expenses from ordinary activities:			
	Employee expenses	693,093	692,982	-
	Occupancy expenses	64,814	58,898	-
	Business expenses	195,509	190,911	37,249
	Travel expenses	136,765	136,765	-
	Acquisition expenses	558,247	558,247	-
	Contracting/consulting expenses	795,168	845,775	-
	Write off goodwill on consolidation	933,351	-	-
	Other expenses from ordinary activities	90,435	90,435	-
	Total expenses from ordinary activities	3,467,382	2,574,013	37,249
4.	**INCOME TAX**			
	Prima facie tax (credit) on loss from ordinary activities applicable in country of operation:	1,184,011	763,921	3,059
	Tax effect of permanent differences:			
	Non-deductible expenses	440,105	7,817	-
	Tax effect of timing differences	4,775	4,775	-
	Income tax benefit not brought to account	739,131	751,328	3,059
	Income tax expense attributable to ordinary activities	-	-	-
	The estimate of income tax benefit arising from unconfirmed tax losses has not been brought to account at balance date as realisation of the benefit is not regarded as virtually certain.	807,037	754,387	3,059

The benefit of these losses will only be realised if :

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the economic entity in realising the benefit.

The 2001 comparatives have been adjusted to reflect the changes in income tax rates from 34% to 30%.

		Consolidated 2002 $	Company 2002 $	Company 2001 $
5.	**RECEIVABLES**			
	Trade debtors	-	-	-
	Input tax credits	23,309	23,307	40,298
	Loan to Energen Global Inc	825	825	-
	Loan to controlled entities	-	398,874	120,000
		24,134	423,006	160,298
6.	**OTHER CURRENT ASSETS**			
	Preliminary merger & acquisitions costs	-	-	254,692
	Rental bond	3,500	3,500	-
	Option over land – Buronga NSW	11,900	11,900	-
		15,400	15,400	254,692
7.	**INVESTMENTS**			
	Shares in controlled entities at cost (Note 16)	-	10,180,789	-
		-	10,180,789	-
8.	**PROPERTY, PLANT & EQUIPMENT**			
	Plant and equipment, at cost	63,157	63,157	-
	Accumulated depreciation	(13,463)	(13,463)	-
		49,694	49,694	-
9.	**OTHER NON CURRENT ASSETS**			
	Prepaid Interest	3,591	3,591	-

Notes to the Financial Statements
For the Year Ended 30 June 2002

		Consolidated 2002 $	Company 2002 $	Company 2001 $
10.	**INTANGIBLES**			
	Solar Tower Licence, at cost	10,152,284	-	-
	Accumulated amortisation	(972,925)	-	-
		9,179,359	-	-
11.	**PAYABLES (Current)**			
	Trade creditors	79,636	79,636	-
	Sundry creditors & accruals	38,311	38,311	3,000
		117,947	117,947	3,000
12.	**PAYABLES (Non- current)**			
	Hire purchase	30,241	30,241	-
	Payable			
	- not later than 1 year	7,615	7,615	-
	- later than 1 year but not later than 5 years	22,626	22,626	-
		30,241	30,241	
	Less future finance charges (Note 9)	(3,591)	(3,591)	
		26,650	26,650	
13.	**PROVISIONS**			
	Employee Entitlements	15,916	15,916	-
	The Company had 5 employees at 30 June 2002 (2001: Nil)			
14.	**CONTRIBUTED EQUITY**			
	(a) Issued and paid up capital	13,243,869	13,243,869	2,450,875

(b) Movements in issued capital

	2002 Number of Shares	2002 $	2001 Number of Shares	2001 $
Beginning of financial year	15,000,000	2,450,875	-	-
Issued during the year:				
- 2,000,000 ordinary fully paid shares, issued to subscribers for 0.01 cents on 2 November 2000			2,000,000	200
- 13,000,000 ordinary fully paid shares, issued for 20 cents under a Prospectus dated 15 December 2000, less costs			13,000,000	2,450,675
- 2,500,000 ordinary fully paid shares, issued for 20 cents under a Prospectus dated 12 July 2001, less costs	2,500,000	428,721		
- Consideration shares issued to the vendors of SolarMission (formerly EnviroMission) on 31 July 2001	15,000,000	10,180,789		
- Conversion of Milestone options on 8 February 2002	8,926,554	8,926		
- Conversion of Milestone options on 20 February 2002	903,954	904		
- Conversion of Milestone options on 17 June 2002	169,492	169		
- 693,942 ordinary fully paid shares issued for 25 cents on 19 June 2002 under a restricted placement	693,942	173,485		
End of the financial year	43,193,942	13,243,869	15,000,000	2,450,875

(b) Movements in options

	2002 Number of Options	2002 Weighted average exercise price $	2001 Number of Options	2001 Weighted average exercise price $
Balance at beginning of year	-	-	-	-
- granted	31,375,000	0.043	-	-
- forfeited	-	-	-	-
- exercised	(10,000,000)	0.001	-	-
Balance at end of year	21,375,000	0.062	-	-

Ordinary shares participate in dividends and the proceeds on winding up of the parententity in proportion to the number of shares held.
At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

15. RESERVES AND ACCUMULATED LOSSES

	Consolidated 2002 $	Company 2002 $	Company 2001 $
Accumulated losses			
Opening balance	(10,198)	(10,198)	-
Current period losses	(3,946,703)	(2,546,401)	(10,198)
Closing Balance	(3,956,901)	(2,556,599)	(10,198)

16. DETAILS OF CONTROLLED ENTITIES AND THE COMPANY

	Book value of Investment 2002 $	Book value of Investment 2001 $	Interest Held By the Economic Entity 2002 %	Interest Held By the Economic Entity 2001 %
Controlled Entities:				
SolarMission Limited	10,180,789	-	100%	-

SolarMission Limited is incorporated in Australia and is audited by Spencer & Co.

17. SEGMENT INFORMATION

The company operates in one industry and one geographic area only.

18. REMUNERATION OF DIRECTORS AND EXECUTIVES

	Consolidated 2002 $	Company 2002 $	Company 2001 $
(a) Directors' Remuneration			
Amounts received or due and receivable by the directors of the chief entity and related bodies corporate.	297,315	297,315	29,500
Number of directors of EnviroMission Limited whose remuneration falls within the following bands:			
$0 – $9,999	-	-	1
$10,000 – $19,999	-	-	2
$20,000 – $29,999	1	1	-
$40,000 – $49,999	1	1	-
$100,000 – $110,000	1	1	1
$130,000 – $139,999	1	1	-

	Consolidated 2002 $	Company 2002 $	Company 2001 $
(b) ***Retirement benefits and superannuation contribution***	-	-	-

(c) Executive Remuneration

	Consolidated 2002 $	Company 2002 $	Company 2001 $
Remuneration received or due and receivable by executive officers of the economic entity and parent entity from the parent entity, entities in the economic entity and any related entities for management of the affairs of the parent entity and its subsidiaries, whose income is $100,000 or more.	660,127	660,127	-
The number of executives whose income was within the following bands:	No.	No.	No.
$110,000 – $119,999	1	1	-
$120,000 – $129,999	1	1	-
$130,000 – $139,999	2	2	-
$140,000 – $149,999	1	1	-

During the financial year 375,000 Project Options exercisable at $0.30 and expiring on 28 February 2005 were issued to executives of EnviroMission for services during the Optimisation phase of the project. Options were issued in the following quantities:

D Penkethman	200,000
J Walker	175,000

19. AUDITORS' REMUNERATION

	Consolidated 2002 $	Company 2002 $	Company 2001 $
Amounts received or due and receivable by Spencer & Co for:			
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	10,000	10,000	-
- other services in relation to the entity and any other entity in the consolidated entity	19,300	19,300	-
	29,300	29,300	-
Amounts received or due and receivable by auditors other than Spencer & Co for:			
- an audit or review of the financial report of the subsidiary entities	-	-	1,500
	-	-	1,500

		Consolidated 2002	Company 2002	Company 2001
20.	**EARNINGS PER SHARE**			
	Basic earnings / (loss) per share (cents)	(11.3)		(0.1)
	Diluted earnings / (loss) per share (cents)	(8.2)		(0.1)
	Weighted average number of ordinary shares used in the calculation of basic earnings per share.	34,835,401		7,767,123
	Weighted average ordinary shares and potential ordinary shares used in the calculated of diluted earnings per share	48,302,159		7,767,123

21. **RELATED PARTY TRANSACTIONS**

(a) The directors of EnviroMission Limited during the financial year were:

G B Ralston (resigned 31 July 2001)
A R Parsons (resigned 31 July 2001)
G M Parkinson
R C Davey (appointed 31 July 2001)
S D Graves (appointed 31 July 2001)
M H Thomas (appointed 31 July 2001)

(b) The aggregate number of shares and share options held by Directors of the Company and the economic entity and their Director related entities at balance date were:

Issuing Entity	Class of Share or Option	Consolidated 2002	Company 2002	Company 2001
EnviroMission Limited	Ordinary Shares	21,588,925	21,588,925	1,080,000
	Options over ordinary shares	12,881,356	12,881,356	-

Directors and their director-related entities were entitled to receive any normal dividends on these ordinary shares. Directors disposed of no shares or options during the year. Directors and their director-related entities exercised 8,587,570 options during the year.

22. **SUBSEQUENT EVENTS**

The following shares have been issued subsequent to 30 June 2002 in relation to the placement to issue up to 2,600,000 fully paid ordinary shares at 25 cents to raise up to $650,000:

- 12 August 2002 – 335,690 fully paid ordinary shares at 25 cents raising $83,922.50
- 12 September 2002 – 275,205 fully paid ordinary shares at 25 cents raising $68,801.25
- 20 September 2002 – 716,491 fully paid ordinary shares at 25 cents raising $179,122.75

At the date of this report, the placement had closed.

A placement of 1,000,000 fully paid ordinary shares at 25 cents to raise $250,000 was made on 27 September 2002. Included in the placement is a right to purchase up to a further 3,000,000 fully paid ordinary shares at 25 cents each until 27 October 2002. If the right is taken up it will raise up to an additional $750,000.

On 16 September 2002, 200,000 options were exercised at an exercise price of 20c.

Notes to the Financial Statements
For the Year Ended 30 June 2002

23. NOTE TO STATEMENTS OF CASH FLOWS

	Consolidated 2002 $	Company 2002 $	Company 2001 $
For the purposes of this statement of cash flows, cash includes cash on hand and in 'at call' deposits with banks, net of bank overdrafts. Cash at the end of the year is shown in the statement of financial position as:			
Cash assets	178,894	178,894	2,028,687
(a) Reconciliation of net cash provided by operating activities to operating loss after income tax.			
Operating (loss) after income tax	(3,946,703)	(2,546,401)	(10,198)
Non cash flows in operating loss:			
Depreciation/amortisation expense	1,453,986	13,023	-
Changes in assets and liabilities:			
Increase/(decrease) in payables	(240,691)	92,778	3,000
Decrease/(increase) in merger costs	254,692	254,692	-
Increase/(decrease) in provisions	15,916	15,916	-
Decrease/(increase) in receivables	30,099	(262,708)	(40,298)
Net Cash Outflow from Operating Activities	(2,432,700)	(2,432,700)	(47,496)
b) Acquisition of Entities			
During the year the Company acquired 100% of SolarMission Limited.	178,894	178,894	2,028,687
Details of the transaction are:			
Purchase consideration	10,180,789	10,180,789	-
Shares issued in consideration			
Assets acquired and liabilities held at acquisition date			
Cash	16,649	-	-
Receivables	17,435	-	-
Property, plant & equipment	2,023	-	-
Intangibles	9,644,670	-	-
Creditors	(433,339)	-	-
	9,247,438	-	-
Goodwill on consolidation	933,351	-	-
	10,180,789	10,180,789	

c) **Non-cash financing and investing activities**

(i) Share issue:
The company issued 15 million shares for value of $10,180,789 for the purchase price of SolarMission Limited.

(ii) During the year the Company acquired plant and equipment with an aggregate value of $32,310 by means of hire purchase finance. The acquisitions are not reflected in the statement of cashflows.

24. FINANCIAL INSTRUMENTS

(a) Interest Risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, at balance date, are as follows:

	Interest Bearing		Non Interest Bearing		Total Carrying Value as per Statement of Financial Position		Weighted Average Effective Interest Rate	
	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $	2002 %	2001 %
Financial Assets								
Cash	178,894	2,028,687	-	-	178,894	2,028,687	3.30	4.18
Receivables	-	-	24,134	40,298	24,134	40,298	-	-
Total Financial Assets	178,894	2,028,687	24,134	40,298	203,028	2,068,985		
Financial Liabilities								
Payables	-	-	117,947	3,000	117,947	3,000	-	-
Hire Purchase Commitments	30,241	-	-	-	30,241	-	7.99	-
Total Financial Liabilities	30,241	-	117,947	3,000	148,188	3,000		

(b) Net Fair Values

The aggregate net fair values of financial assets and liabilities are the same as the carrying amounts.

25. LEASE COMMITTMENTS

	Consolidated 2002 $	Company 2002 $	Company 2001 $
Operating Lease			
Non-cancellable operating leases contracted for but not capitalised in the financial statements			
Payable:			
- not later than 1 year	43,925	43,925	-
- later than 1 year but not later than 5 years	3,675	3,675	-
	47,600	47,600	-

The property lease is a non-cancellable lease with a two year term expiring 31 July 2003. The lease does not provide for a further term.

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF ENVIROMISSION LIMITED

Scope

We have audited the financial report of EnviroMission Limited and its controlled entity for the financial year ended 30 June 2002 as set out on pages 14 to 29. The financial report includes the consolidated financial statements of the Consolidated Entity comprising the Company and the entity it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the statutory requirements so as to present a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position and performance, as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Independent Audit Opinion

In our opinion, the financial report of EnviroMission Limited is in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

 (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

SPENCER & CO
Chartered Accountants

IAN D RILEY
Partner

Melbourne 27 September 2002

Shareholder Information as at 16 September 2002

DISTRIBUTION OF ORDINARY SHARES

Number of members by size of holding and the total number of ordinary shares on issue:

Ordinary Shares	Number of Holders	Number of Shares
1 – 1,000	5	3,067
1,001 – 5,000	130	429,055
5,001 – 10,000	255	2,425,731
10,001 – 100,000	218	7,757,007
100,001 and over	33	33,389,977
Total Shares on Issue	**641**	**44,004,837**

SUBSTANTIAL SHAREHOLDERS

Name of Substantial Shareholder	Interest in Number of Shares *Beneficial & Non Beneficial*	% of Total Shares
Energen Global Inc	16,949,151	38.52%
Kathleen Anne Marie Graves	2,259,886	5.14%
Canterbury Mint Pty Ltd	2,259,874	5.14%

VOTING RIGHTS

At meetings of members:

(a) each member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a member or a proxy, attorney or representative of a member has one vote; and

(c) on a poll, every person present who is a member or a proxy, attorney or representative, one vote for the share;

(i) for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share;

(ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited),

subject to any rights or restriction attached to any shares or class or classes of shares.

Shareholder Information as at 16 September 2002

TOP 21 SHAREHOLDERS AT 16 SEPTEMBER 2002

Holder	Ordinary Shares	% of total issued
Energen Global Inc	16,949,151	38.52
Kathleen Anne Marie Graves	2,259,886	5.14
Canterbury Mint Pty Ltd	2,259,874	5.14
Paxform Pty Ltd	1,412,430	3.21
Rodney Dufficy	1,250,000	2.84
D & D Nominees Pty Ltd	1,026,837	2.33
Whitehorse Securities Ltd	1,000,000	2.27
Toni Michelle Ralston	750,000	1.70
Heather Blanch	706,215	1.60
Richard & Joan Dongray	670,000	1.52
Deepwoods Investments Pty Ltd	458,000	1.04
Dawnfield Investments Pty Ltd	450,000	1.02
Barbara Anne Shrives	423,729	0.96
Flightways Airservices Pty Ltd	400,000	0.91
Bayhill Pty Ltd	310,000	0.70
Amazing Grace Holdings Pty Ltd	293,500	0.67
Parker Business Solutions Pty Ltd	282,486	0.64
Judith Ann Haberman	282,486	0.64
Fencejumper Holdings Pty Ltd	255,000	0.58
Alimond Pty Ltd	200,000	0.45
Antarie Pty Ltd	200,000	0.45

As at 16 September 2002, the 21 largest shareholders held 31,839,594 shares representing 72.35% of the issued share capital.

TOP 20 OPTIONHOLDERS AT 16 SEPTEMBER 2002

Holder	Options	% of total issued
Energen Global Inc	10,169,492	48.03
Kathleen Anne Marie Graves	1,355,933	6.40
Canterbury Mint Pty Ltd	1,355,923	6.40
Dronstand Pty Ltd	1,000,000	4.72
Dantill Pty Ltd	1,000,000	4.72
Mindell Pty Ltd	1,000,000	4.72
Paxform Pty Ltd	847,457	4.00
Spring Valley Nominees Pty Ltd	750,000	3.54
Monacan Nominees Pty Ltd	500,000	2.36
GWE Nominees Pty Ltd	500,000	2.36
M.A.P. Nominees Pty Ltd	450,000	2.13
Heather Blanch	423,729	2.00
Bayhill Pty Ltd	400,000	1.89
Beau Jason Quarry	254,237	1.21
Barbara Anne Shrives	254,237	1.21
Alimond Pty Ltd	200,000	0.94
Pauline Penkethman	200,000	0.94
Hardisty Capital Pty Ltd	175,000	0.83
Parker Business Solutions Pty Ltd	169,492	0.80
Judith Ann Haberman	169,492	0.80

As at 16 September 2002, the 20 largest optionholders held 21,174,992 options representing 100% of the issued options.

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.admin@enviromission.com.au
ABN: 52 094 963 238

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
For Immediate Release
Monday 30 September, 2002

COMPANY ANNOUNCEMENT

Placement

EnviroMission announce it has completed a placement of 1,000,000 fully paid ordinary shares at 25 cents to raise $250,000. The placement was made to an overseas investor group heavily involved in energy related businesses.

A right has also been provided to the group to purchase up to a further 3,000,000 fully paid ordinary shares at 25 cents to raise up to a further $750,000. The right to purchase additional shares expires on 27 October, 2002.

The placement was undertaken to provide additional working capital.

Ends.

Roger Davey
Chief Executive Officer
Executive Director

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.admin@enviromission.com.au
ABN: 52 094 963 238

AUSTRALIAN STOCK EXCHANGE
EVM000059

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
For Immediate Release
Friday 27 September, 2002

COMPANY ANNOUNCEMENT

Supplementary Document to Prospectus

Attached is a supplementary document to the Disclosure Document on 16 September 2002.

The supplementary document was lodged with ASIC today.

Ends.

Roger Davey
Chief Executive Officer
Executive Director

ENVIROMISSION LIMITED
ABN 52 094 963 238

SUPPLEMENTARY DOCUMENT TO PROSPECTUS

This is a supplementary document. It supplements a Prospectus dated 16 September 2002 ("Prospectus") lodged by EnviroMission Limited with Australian Securities and Investments Commission ("ASIC") on 16 September 2002. This is the first supplementary document lodged with ASIC in relation to the Prospectus.

The supplementary document is to be read together with the Prospectus.

This supplementary document is dated 27 September 2002 and was lodged with ASIC on that date.

The purpose of this supplementary document is to clarify the reasons for the issue of the Prospectus.

Reasons for Issue of Prospectus

The Prospectus was issued in relation to the placement of shares ("New Shares") which closed on 12 September 2002.

The offer of the New Shares by EnviroMission Limited did not require disclosure to investors under Part 6D.2 of the Corporations Act due to the disclosure exceptions in sub-sections 708(1) and 708(8) of the Corporations Act.

The Prospectus was issued in order to comply with a requirement of ASIC Class Order CO 02/272, which provides conditional relief from disclosure requirements for offers for sale of securities under sub-section 707(3) and sub-section 707(4) of the Corporations Act (the secondary sale provisions). In particular, in relation to Category 6 of Schedule C to ASIC Class Order CO 02/272, there is a requirement that a Prospectus complying with Part 6D.2 be issued in relation to securities of the relevant class no more than six months prior to the offer for sale under the secondary sale provisions.

Disclosure may still be required by investors under the secondary sale provisions of the Corporations Act in certain circumstances. Disclosure to investors under the Prospectus may not therefore obviate the need for disclosure under the secondary sale provisions of the Corporations Act.

No application for securities was made on the basis of the Prospectus, but rather, applications for the New Shares were made in accordance with the exemption for disclosure provisions in Section 708 of the Corporations Act.

Consent

The Directors state that they have made all reasonable enquiries and on that basis have reasonable grounds to believe that any statements made by the Directors in this supplementary document are not misleading or deceptive.

Each Director has consented to the lodgement of this supplementary document with ASIC and has not withdrawn their consent.

....

R C Davey
Director

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.admin@enviromission.com.au
ABN: 52 094 963 238

AUSTRALIAN STOCK EXCHANGE
EVM000058

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
For Immediate Release
Friday 20 September, 2002

COMPANY ANNOUNCEMENT

Final Allotment of Placement

As previously advised the placement to raise up to $650,000 via the issue of up to 2,600,000 fully paid ordinary shares at an issue price of 25 cents per share, which was announced on 28 March 2002, is closed.

An Appendix 3B is attached for the allotment of 716,491 shares at 25 cents raising $179,122.75.

This issue represents the final allotment of shares under the placement. Subscriptions totalled 2,021,328 shares for consideration of $505,332 and will be used to:

- Progress the development of the first Solar Tower power station in Australia
- Meet consultancy payments to development partners *Schlaich Bergermann Und Partner* to progress the design of the Solar Tower for tendering and partnering; and
- Fund working capital

The placement was completed under the exemptions in section 708 of the Corporations Act 2001.

Ends.

Jacky Walker
Chief Financial Officer
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	716,491
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

\+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• To progress the development of the first Solar Tower in Australia • To meet consultancy payments to Schlaich Bergermann Und Partner to progress the design of the Solar Tower for tendering and partnering • For working capital purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 September 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	21,252,403	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,800,000	AK options exercisable at 20 cents expiring 31/7/05
		23,468,925	AO restricted ordinary shares escrowed until 06/08/03
		2,118,644	AM options exercisable at 0.1 cent
		12,881,356	AQ options exercisable at 0.1 cent escrowed until 06/08/03
		375,000	AS options exercisable at 30 cents expiring 28/2/05

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares have the same rights to dividends as other ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Invoice to be forwarded from ASX

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....J Walker............ Date: 20-09-02
(Secretary)

Print name: ..Jacky Walker..................................

== == == == ==

+ See chapter 19 for defined terms.

EnviroMission Limited
PO Box 125A
Armadale, Victoria 3143
P: +61 3 8823 5333
E: evm.enviromission.com.au
ABN: 52 094 963 238

COMPANY ANNOUNCEMENTS DIVISION
1300 300 021
For Immediate Release
Monday 16 September, 2002

AUSTRALIAN STOCK EXCHANGE
EVM000056

02 NOV 13 AM 11:45

COMPANY ANNOUNCEMENT

DISCLOSURE DOCUMENT

Attached is a Disclosure Document in relation to placement to raise up to $650,000 by the issue of up to 2,600,000 fully paid ordinary shares at an issue price of 25 cents per share which was announced on 28 March 2002.

The Disclosure Document was also lodged with the Australian Securities and Investments Commission today.

As announced on Thursday 12 September 2002, the placement is now closed. Subscriptions to the placement totalled $505,332 (2,021,328 fully paid ordinary shares).

The funds raised from the placement will be used to:

- progress the development of the first Solar Tower in Australia
- meet consultancy payments to development partners Schlaich Bergermann Und Partner to progress the design of the Solar Tower for tendering and partnering; and
- for working capital purposes.

The placement was completed under the exemptions in section 708 of the Corporations Act 2001.

Ends.

Jacky Walker
Chief Financial Officer
Company Secretary

ENVIROMISSION LIMITED

ABN 52 094 963 238

PROSPECTUS

FOR AN ISSUE OF UP TO 2,600,000 NEW SHARES AT AN ISSUE PRICE OF 25.0 CENTS EACH TO RAISE UP TO $650,000.

The Offer is NOT underwritten.

This document is important and requires your immediate attention. If you do not understand it, you should consult your sharebroker, accountant or other adviser without delay in order to satisfy yourself as to the contents of this Prospectus.

This Offer should be considered speculative and read in conjunction with the risk factors outlined in this Prospectus.